SUPPLEMENTAL PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated May 19, 1999 and Prospectus Dated May 19, 1999)

                    Ford Credit Auto Owner Trust 1999-B
              $243,276,605 Class A-5 5.91% Asset Backed Notes

                   Ford Credit Auto Receivables Two L.P.
                                   Seller

                         Ford Motor Credit Company
                                  Servicer

Ford Credit Auto Owner Trust 1999-B (the "Trust") was established by an Amended and Restated Trust Agreement, dated as of May 1, 1999, between Ford Credit Auto Receivables Two L.P. (the "Seller") and The Bank of New York (Delaware) as Owner Trustee. The Class A-5 Notes offered hereby were issued in an initial aggregate principal amount of $250,000,000 and began receiving principal payments on the August 2001 Distribution Date. In addition to the $243,276,605 Class A-5 5.91% Asset Backed Notes offered hereby (the "Class A-5 Notes"), the Trust has also issued $476,000,000 aggregate initial principal amount of Class A-1 4.978% Asset Backed Notes (the "Class A-1 Notes"), $350,000,000 aggregate initial principal amount

                       (continued on following page)

 Prospective investors should consider, among other things, the information set forth in "Risk Factors" beginning on page SPS-7 herein and on page S-13 of the accompanying Prospectus Supplement and
                  page 13 of the accompanying Prospectus.
                          ------------------------

THE CLASS A-5 NOTES REPRESENT OBLIGATIONS OF THE TRUST ONLY AND DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN, AND ARE NOT GUARANTEED OR INSURED BY, FORD CREDIT AUTO RECEIVABLES TWO L.P., FORD CREDIT AUTO RECEIVABLES TWO, INC., FORD MOTOR CREDIT COMPANY, FORD MOTOR COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES.
                          ------------------------

These Securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities Commission nor has the Securities and Exchange Commission or any State Securities Commission passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.


September 26, 2001

(continued from previous page)

of Class A-2 5.114% Asset Backed Notes (the "Class A-2 Notes"), $1,039,000,000 aggregate initial principal amount of Class A-3 5.47% Asset Backed Notes (the "Class A-3 Notes"), $610,650,000 aggregate initial principal amount of Class A-4 5.80% Asset Backed Notes (the "Class A-4 Notes"), $250,000,000 aggregate initial principal amount of Class A-6 5.99% Asset Backed Notes (the "Class A-6 Notes" and, together with the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes and the Class A-5 Notes, the "Class A Notes") and $110,200,000 aggregate initial principal amount of Class B 6.16% Asset Backed Notes (the "Class B Notes" and, together with the Class A Notes, the "Notes") pursuant to an Indenture dated as of May 1, 1999 between the Trust and The Chase Manhattan Bank, as Indenture Trustee. The Trust has also issued $62,975,000 aggregate initial principal amount of Class C 6.65% Asset Backed Certificates (the "Class C Certificates") and $62,975,000 aggregate initial principal amount of Class D 8.00% Asset Backed Certificates (the "Class D Certificates" and, together with the Class C Certificates, the "Certificates", and the Certificates together with the Notes, the "Securities"). Only the Class A-5 Notes are being offered hereby. The rights of the holders of the Class B Notes are subordinated to the rights of the holders of the Class A Notes, and the rights of Certificate holders are subordinated to the rights of the Noteholders to the extent described herein. The assets of the Trust include a pool of motor vehicle retail installment sale contracts (the "Receivables") secured by security interests in the motor vehicles financed thereby, including certain monies due or received thereunder on or after the Cutoff Date (as defined in the Prospectus Supplement), which were acquired by the Trust from the Seller on or prior to the Closing Date, and certain other property, as more fully described herein. See "The Receivables Pool" in the Prospectus Supplement. The Notes are secured by the assets of the Trust pursuant to the Indenture.

           Interest on all classes of Notes accrues at the fixed per annum interest rates specified above. Interest on the Notes are due and payable on or about the fifteenth day of each month (each, a "Distribution Date"), commencing June 15, 1999.

           As of the date hereof, the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes have been paid in full. The Class A-5 Notes began receiving principal payments on the August 2001 Distribution Date and will receive principal payments on each subsequent Distribution Date until paid in full. As of the date hereof, the aggregate principal balance of the Class A-5 Notes is $243,276,604.57. The principal of the Class A-6 Notes and the Class B Notes is payable on each Distribution Date to the extent described herein; however, no principal payments will be made at any time, including upon the occurrence and during the continuation of an Event of Default, (i) on the Class A-6 Notes until the Class A-5 Notes have been paid in full or (ii) on the Class B Notes until the Class A-6 Notes have been paid in full. Payments of principal of and interest on the Class B Notes will be subordinated in priority to payments due on the Class A Notes as described herein.

               The Class A-5 Notes are payable in full on the November 2002 Distribution Date, the Class A-6 Notes are payable in full on the May 2003 Distribution Date and the Class B Notes are payable in full on the August 2003 Distribution Date. The final scheduled Distribution Date with respect to the Class C Certificates is the October 2003 Distribution Date. However, payment in full of a class of Notes or of the Class C Certificates could occur earlier or later than such dates as described herein. In addition, the Class A-6 Notes, the Class B Notes and the Certificates are subject to redemption in whole, but not in part, on any Distribution Date on which the Servicer exercises its option to purchase the Receivables. The Servicer may purchase the Receivables when the aggregate principal balance of the Receivables has declined to 10% or less of the initial aggregate principal balance of the Receivables acquired by the Trust.

           THIS SUPPLEMENTAL PROSPECTUS SUPPLEMENT DOES NOT CONTAIN COMPLETE INFORMATION ABOUT THE OFFERING OF THE CLASS A-5 NOTES. ADDITIONAL INFORMATION IS CONTAINED IN THE PROSPECTUS AND PROSPECTUS SUPPLEMENT AND PROSPECTIVE INVESTORS ARE URGED TO READ THIS SUPPLE MENTAL PROSPECTUS SUPPLEMENT, PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN FULL. SALES OF THE CLASS A-5 NOTES MAY NOT BE CONSUM MATED UNLESS THE PURCHASER HAS RECEIVED THIS SUPPLEMENTAL PROSPECTUS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.


                             TABLE OF CONTENTS
                     SUPPLEMENTAL PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              -----
Summary.....................................................  SPS-5
Risk Factors................................................  SPS-7
The Receivables Pool........................................  SPS-8

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in the Prospectus, the Prospectus Supplement and this Supplemental Prospectus Supplement in connection with the offer made by the Prospectus, this Prospectus Supplement and this Supplemental Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Seller or the Trust. Neither the delivery of the Prospectus, the Prospectus Supplement, this Supplemental Prospectus Supplement nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Seller or the Servicer or any affiliate there of or the receivables since the date hereof. This Supplemental Prospectus Supplement, the Prospectus Supplement and the accompanying Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                                  SUMMARY

     The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere herein and in the Prospectus Supplement and the Prospectus. Certain capitalized terms used herein are defined elsewhere in this Supplemental Prospectus Supplement or, to the extent not defined herein, have the meanings assigned to such terms in the Prospectus Supplement or Prospectus.

Issuer........................ Ford Credit Auto Owner Trust 1999-B (the
                               "Trust" or the "Issuer"), a Delaware
                               business trust established pursuant to a trust agreement (as amended and restated on the Closing Date and as amended and supplemented thereafter, the "Trust Agreement") dated as of May 1, 1999, between the Seller and the Owner Trustee.

Seller........................ Ford Credit Auto Receivables Two L.P., a
                               Delaware limited partner ship (the
                               "Seller").

Servicer...................... Ford Motor Credit Company, a Delaware
                               corporation (the "Servicer" or "Ford
                               Credit").

Indenture
 Trustee.......................The Chase Manhattan Bank, a New York
                               corporation, as trustee under the Indenture
                               (the "Indenture Trustee").

Owner Trustee..................The Bank of New York (Delaware), a Delaware
                               banking corporation, as trustee under the Trust Agreement (the "Owner Trustee").

The Notes......................he Trust issued Asset Backed Notes (the
                               "Notes") pursuant to an Indenture dated as of May 1, 1999 (as amended and supplemented from time to time, the "Indenture"), between the Issuer and the Indenture Trustee, as follows: (1) Class A-1 4.978% Asset Backed Notes (the "Class A-1 Notes") in the aggregate initial principal amount of $476,000,000; (2) Class A-2 5.114% Asset
                               Backed Notes (the "Class A-2 Notes") in the aggregate initial principal amount of $350,000,000,000; (3) Class A-3 5.47% Asset
                               Backed Notes (the "Class A-3 Notes") in the aggregate initial principal amount of $1,039,000,000; (4) Class A-4 5.80% Asset
                               Backed Notes (the "Class A-4 Notes") in the aggregate principal amount of $610,650,000;
                               (5) Class A-5 5.91% Asset Backed Notes (the
                               "Class A-5 Notes") in the aggregate
                               principal amount of $250,000,000; (6) Class
                               A-6 5.99% Asset Backed Notes (the "Class A-6
                               Notes") in the aggregate principal amount of $250,000,000 and (7) Class B 6.16% Asset
                               Backed Notes (the "Class B Notes") in the aggregate initial principal amount of $110,200,000. The Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes, the Class A-5 Notes and the Class A- 6 Notes are referred to herein collectively as the "Class A Notes."

                               The Notes are secured by the assets of the Trust pursuant to the Indenture.

                               The Class A-5 Notes will be available for purchase in book entry form only in minimum denominations of $1,000 and integral multiples thereof. No person acquiring a beneficial ownership interest in Notes (a "Note Owner") will be entitled to receive Definitive Notes, except in the limited circumstances described herein. See "Certain Information Regarding the Securities -- Definitive Securities" in the Prospectus.

Ratings of the
Class A-5
Notes......................... As a condition to issuance, at the time of issuance the Class A-5 Notes had to be and were rated in the highest long-term rating category by at least two nationally recognized rating agencies. As of the date hereof, the Class A-5 Notes are rated AAA by Standard and Poor's Ratings Service and Aaa by Moody's Investors Service, Inc. There can be no assurance that a rating will not be lowered or withdrawn by a rating agency if circumstances so warrant.


                                RISK FACTORS

           Prospective investors should consider, among other things, the risk factors discussed under "Risk Factors" beginning on page S-13 of the Prospectus Supplement and page 13 of the accompanying Prospectus.


Limited Liquidity

           There is currently no secondary market for the Class A-5 Notes. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the Class A-5 Notes with liquidity of investment or that it will continue for the life of the Class A-5 Notes.

Effect of Recent Terrorist
Attacks in the United States

           Any effect that the terrorist attacks on the World Trade Center and on the Pentagon in the United States on September 11, 2001 and related military action may have on the performance of the Receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effect on delinquency, default and prepayment experience of the Receivables. In particular, under the Solders' and Sailors' Civil Relief Act of 1940, as amended (the "Relief Act"), a person who enters military service after the origination of a loan (including a person who was in reserve status and is called to active duty after origination of the loan)
(i) may be entitled to have the interest rate reduced and capped at 6% per annum for the duration of the military service, (ii) may be entitled to a stay of proceedings on foreclosures and similar actions, and (iii) may have the maturity of loan extended, or payments lowered and the payment schedule adjusted. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to duty with the military. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of servicer to collect full amount of interest on certain of the Receivables and the ability of the servicer to foreclose on an affected Receivable during the obligor's period of active duty status, and, under certain circumstances, thereafter. Thus, in the event that such a Receivable goes into default, there may be delays and losses occasioned thereby. No information can be provided as to the number of receivables that may be affected by the Relief Act. If an obligor's obligation to repay a Receivable is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the Notes and Certificates.


                            THE RECEIVABLES POOL

Delinquencies, Repossessions and Net Losses

           Set forth below is certain information concerning the combined experience of Ford Credit and Primus with their portfolios of U.S. retail installment sale contracts for new and used automobiles and light trucks (including previously sold contracts which Ford Credit continues to service). There is no assurance that the delinquency , repossession or loss experience of the receivables will be comparable to the experience of Ford Credit and PRIMUS shown in the following tables.

           On June 15, 1999, Ford Credit announced that it intended to restructure its servicing operations and move them into seven regional service centers in the U.S. All of the service centers are now fully operational and have assumed collection activities that were previously performed at branch offices.

           Ford Credit experienced higher delinquencies and net losses on its portfolio of U.S. retail installment sale contracts during 2000 and during first half 2001. The increase was due to centralization of collection activities at the regional service centers in the United States (as the centers continued to train staff and complete the launch of new collection tools), a slowing economic environment, and an increase in loss per charge-off.



                      Historical Portfolio Performance
                         Delinquency Experience (1)

                                      Six Months
                                     Ended June 30,                                Year Ended December 31,
                             -------------------------- -----------------------------------------------------------------------
                                       2001        2000        2000           1999           1998           1997           1996
                                       ----        ----        ----           ----           ----           ----           ----
Average Number of
Contracts Outstanding             6,390,720   5,632,361   5,861,491      5,053,474      4,359,281      4,000,754      3,917,263
During the Period..........

Average Daily Delinquencies
 as a Percent
of Average Contracts
Outstanding ...............
    31-60 Days (2)                    2.38%       2.38%       2.51%          2.38%          2.53%          2.80%          2.49%
    61-90 Days (2)                    0.40%       0.32%       0.34%          0.32%          0.32%          0.32%          0.28%
    Over 90 Days (3)                  0.26%       0.15%       0.19%          0.14%          0.14%          0.14%          0.09%

(1) The information in the table includes U.S. retail installment sale contracts for new and used automobiles and light trucks and includes previously sold contracts which Ford Credit continues to service.

(2) Delinquencies represent the daily average number of contracts delinquent.

(3) Delinquencies represent the average monthly end-of-period number of contracts delinquent.




                                     Credit Loss and Repossession Experience (1)

                                       Six Months
                                      Ended June 30,                                    Year Ended December 31,
                                ---------------------------     -------------------------------------------------------------------
                                         2001          2000            2000           1999           1998           1997       1996
                                         ----          ----            ----           ----           ----           ----       ----
Average Portfolio Out
standing During the Period            $89,141       $76,736         $80,908        $66,928        $54,106        $46,020    $43,760
(Millions)  Gross    .........
                 Net . . . . . . .    $78,653       $67,873         $71,451        $59,242        $47,075        $39,288    $36,862
Repossessions as a Per
cent of Average Number                  2.31%         2.12%           2.26%          2.25%          2.65%          3.08%      3.07%
of Contracts Outstanding......
Net Losses as a Percent
of Gross Liquidations (2)               2.06%         1.74%           2.06%          1.91%          2.27%          2.61%      2.31%
Net Losses as a Percent
of Average Gross Portfolio              1.05%         0.86%           1.00%          0.95%          1.16%          1.44%      1.31%
Outstanding (2)...............
Net Losses as a Percent of
Average Net Portfolio Out               1.19%         0.97%           1.13%          1.07%          1.34%          1.69%      1.56%
standing (2)..................

(1) All gross amounts and percentages are based on the gross amount scheduled to be paid on each contract including unearned finance and other charges. All net amounts and percentages are based on the net amount scheduled to be paid on each contract excluding unearned finance and other charges. The information in the table includes U.S. retail installment sale contracts for new and used automobiles and light trucks and includes previously sold contracts which Ford Credit continues to service.

(2) "Net Losses" are equal to the aggregate balance of all contracts which are determined to be uncollectible in the period less any recoveries on contracts charged-off in the period or any prior periods. Net Losses include expenses associated with outside collection agencies but exclude other expenses associated with collection, repossession, and disposition of the vehicle. These other expenses are not material to the data presented.


        Additional Information on the Performance of the Receivables

           The Servicer prepares monthly unaudited reports containing information concerning the performance of the Receivables in Ford Credit Auto Owner Trust 1999-B, including information concerning net losses, delinquencies and recoveries. These reports are available through the Servicer's website at http://www.fordfinancial.com/abs/. Such reports do not and will not constitute financial statements prepared in accordance with generally accepted accounting principles. Past performance is not indicative of future results. There can be no assurance that the future performance of the Receivables owned by the Trust, including the levels of losses and recoveries, will be comparable to the past performance of those Receivables.